                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 16)*

                              Penn Virginia Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $6.25 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   707882106
                              --------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: [1] has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and [2] has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 Pages
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CUSIP No. 707882106                     13G                  Page 2 of 8 Pages





 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Fidelity Bancorporation  22-2826775

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (A)  [  ]
                                                       (B)  [  ]

 3     SEC USE ONLY


 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey

                          SOLE VOTING POWER
                     5    53,876
     NUMBER OF
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      6    121,002
   OWNED BY EACH
     REPORTING            SOLE DISPOSITIVE POWER
       PERSON        7    0
        WITH
                     8    SHARED DISPOSITIVE POWER
                          240,166

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       364,168

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.51%

12     TYPE OF REPORTING PERSON*
       HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 707882106                     13G                  Page 3 of 8 Pages



 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Fidelity Incorporated  22-1894945

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (A)  [  ]
                                                      (B)  [  ]

 3     SEC USE ONLY


 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey

                       5     SOLE VOTING POWER
                             53,876
         NUMBER OF
          SHARES       6     SHARED VOTING POWER
       BENEFICIALLY          121,002
      OWNED BY EACH
        REPORTING      7     SOLE DISPOSITIVE POWER
         PERSON              0
          WITH
                       8     SHARED DISPOSITIVE POWER
                             240,166

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       364,168

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.51%

12     TYPE OF REPORTING PERSON*
       HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 707882106                     13G                  Page 4 of 8 Pages


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Fidelity Bank, N.A.  22-1147033

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (A)  [  ]
                                                      (B)  [  ]

 3     SEC USE ONLY


 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

                        5     SOLE VOTING POWER
                              53,876
         NUMBER OF
          SHARES        6     SHARED VOTING POWER
       BENEFICIALLY           121,002
      OWNED BY EACH
        REPORTING       7     SOLE DISPOSITIVE POWER
          PERSON              0
           WITH
                        8     SHARED DISPOSITIVE POWER
                              240,166

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       364,168

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
       N/A

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.51%

12     TYPE OF REPORTING PERSON*
       BK

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1     (a)   Name of Issuer:  Penn Virginia Corp.

Item 1     (b)   Address of Issuer's Principal Executive Offices:

                 800 The Bellevue
                 200 South Broad Street
                 Philadelphia, PA 19102


Item 2     (a)   Name of Person Filing:

                 First Fidelity Bancorporation

Item 2     (b)   Address of Principal Business Officer or, if none, Residence:

                 2673 Main Street
                 P.O. Box 6980
                 Lawrenceville, NJ 08648

Item 2     (c)   Citizenship:

                 New Jersey


Item 2     (d)   Title of Class of Securities:

                 Common Stock, par value $6.25 per share


Item 2     (e)   CUSIP Number:  707882106


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)   ( )   Broker or Dealer (registered under Section 15 of the
                       Act.)

           (b)   ( )   Bank (as defined in Section 3(a)(6) of the Act.)

           (c)   ( )   Insurance Company (as defined in Section 3(a)(19) of the
                       Act.)

                               Page 5 of 8 Pages
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           (d)   ( )   Investment Company (registered under Section 8 of the
                       Investment Company Act.)

           (e)   ( )   Investment Adviser (registered under Section 203 of the
                       Investment Advisers Act of 1940.)

           (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund; (see Section
                       240.13d-1(b)(1)(ii)(F).)

           (g)   (X)   Parent Holding Company, (in accordance with Section
                       240.13d-1(b)(1)(ii)(G).)  (Note: see Item 7).

           (h)   ( )   Group (in accordance with Section 240.13d-1(b)(1)(ii)
                       (H).)


Item 4     Ownership

           (a)   Amount Beneficially Owned:  364,168 shares

           (b)   Percent of Class:  8.51%

           (c)   Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 53,876 shares

                 (ii)      shared power to vote or to direct the vote:  121,002
                           shares

                 (iii) sole power to dispose or to direct the disposition of: 0 shares

                 (iv) shared power to dispose or to direct the disposition of: 240,166 shares


Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following N/A.




                               Page 6 of 8 Pages
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Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Securing Being Reported on By the Parent Holding Company.

           The securities being reported are held by First Fidelity Bank, N.A., a subsidiary of First Fidelity Incorporated (HC) and First Fidelity Bancorporation (HC), which is a bank (BK), in its trust area.


Item 8     Identification and Classification of Members of the Group.

           N/A


Item 9     Notice of Dissolution of Group.

           N/A


Item 10    Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






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           After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1994

                               FIRST FIDELITY BANCORPORATION


                               Stephen J. Antal
                               ---------------------------------------
                               Stephen J. Antal, Assistant
                                 Secretary


                               FIRST FIDELITY BANK,
                               NATIONAL ASSOCIATION



                               Stephen J. Antal
                               ---------------------------------------
                               Stephen J. Antal, Assistant
                                 Secretary


                               FIRST FIDELITY INCORPORATED


                               Stephen J. Antal
                               ---------------------------------------
                               Stephen J. Antal, Assistant
                                 Secretary






                               Page 8 of 8 Pages